UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GRAFTECH INTERNATIONAL LTD.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-13888	27-2496053
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

Suite 300, Park Center I
6100 Oak Tree Boulevard
Independence, Ohio 44131
(Address of Principal Executive Offices, including Zip Code)

John D. Moran
Vice President, General Counsel and Secretary
216-676-2000
(Name and telephone number, including area code, of the person to contact in connection with this filing)

Check the appropriate box below to indicated the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1, 2014 to December 31, 2014

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure
This Form SD of GrafTech International Ltd. is pursuant to Rule 13p-1 under the Securities and Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014.

Reasonable Country of Origin Inquiry: GrafTech International Ltd. (“GTI” or the “Company”) determined that during 2014, only one (1) conflict mineral was contained in a product that was manufactured or contracted for manufacture by the Company or any of its subsidiaries that was necessary to the functionality or production of that product. The product was manufactured by a subsidiary of the Company and contained the conflict mineral tungsten. The Company’s subsidiary has only one supplier of tungsten.  To perform a reasonable country of origin inquiry about the tungsten in that product, the Company contacted the supplier.
The Company asked the supplier to provide country of origin information by completing a Conflict Minerals Reporting Template (CMRT) developed by the Conflict-Free Sourcing Initiative. The supplier provided us with a written response along with a completed CMRT. The supplier advised the Company that the tungsten it provided us did not originate from the Democratic Republic of the Congo or an adjoining country (Covered Countries).  Thus, our reasonable country of origin inquiry revealed that our necessary conflict mineral did not originate in the Covered Countries.
A copy of this Form SD is publicly available at www.graftech.com.  The content of any website referred to in this Form SD is not incorporated by reference in this Form SD.

Item 1.02 Exhibit
No conflict minerals report is required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the duly authorized undersigned.

GRAFTECH INTERNATIONAL LTD.

Date: May 29, 2015	By:	/s/ John D. Moran
John D. Moran Vice President, General Counsel and Secretary